Exhibit 99.1

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2018 Financial Results

Fourth Quarter Net Revenues were RMB2.19 Billion, Exceeding the High End of the Company’s Guidance, Representing an Increase of 36.4% Year-over-Year

Net Income Attributable to Autohome Inc. Increased 39.0% Year-over-Year to RMB1,015.3 Million

BEIJING, February 26, 2019 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights1

•	Net Revenues in the fourth quarter of 2018 were RMB2,187.8 million ($318.2 million), exceeding the high end of the Company’s original guidance of RMB2,130.0 million ($309.8 million).

•	Net Income attributable to Autohome Inc. in the fourth quarter of 2018 increased 39.0% year-over-year to RMB1,015.3 million ($147.7 million).

•	Adjusted net income attributable to Autohome Inc. (Non-GAAP) in the fourth quarter of 2018 increased 38.7% year-over-year to RMB1,076.2 million ($156.5 million).

Full Year 2018 Financial Highlights1

•	Net Revenues excluding direct vehicle sales increased 35.4% year-over-year to RMB7,233.2 million ($1,052.0 million).

•	Net Income attributable to Autohome Inc. increased 43.4% year-over-year to RMB2,871.0 million ($417.6 million).

•	Adjusted net income attributable to Autohome Inc. was RMB3,077.9 million ($447.7 million), an increase of 40.9% year-over-year.

Adoption of ASC 606, Revenue from Contracts with Customers

In May 2014, the FASB issued a new standard related to revenue recognition and further issued several amendments and updates to the new revenue guidance. The Company has finalized its analysis and the most significant impact is the change of the presentation of value-added tax from gross basis to net basis. The Company adopted this guidance effective January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB 6.8755 on December 31, 2018 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

To provide investors with meaningful year-over-year comparison, the Company has provided a reconciliation table for the impact of adopting this new revenue guidance for the fourth quarter of 2018 and corresponding period in 2017, as adjusted, which was related to the change in presentation of value-added tax from gross basis to net basis.

	For the three months ended December 31, 2018
	Under ASC 605	Adjustments related to new revenue guidance	Under ASC 606
Net revenues
Media services	1,158,129	(65,554)	1,092,575
Leads generation services	886,205	(105,284)	780,921
Online marketplace and others	337,303	(23,017)	314,286

Total net revenues	2,381,637	(193,855)	2,187,782

Cost of revenues	(370,936)	120,837	(250,099)

Gross profit	2,010,701	(73,018)	1,937,683

Operating profit	899,159	—	899,159
Net income attributable to Autohome Inc.	1,015,282	—	1,015,282

	For the three months ended December 31, 2017
	Under ASC 605	Adjustments related to new revenue guidance	Under ASC 606
Net revenues
Media services	964,126	(54,573)	909,553
Leads generation services	717,510	(88,745)	628,765
Online marketplace and others	69,805	(4,504)	65,301

Total net revenues	1,751,441	(147,822)	1,603,619

Cost of revenues	(322,675)	90,049	(232,626)

Gross profit	1,428,766	(57,773)	1,370,993

Operating profit	596,570	—	596,570
Net income attributable to Autohome Inc.	730,398	—	730,398

For the ease of readers, the operational results are discussed and analyzed under the new revenue guidance, including those for the comparative period in 2017.

Fourth Quarter 2018 Operational Highlights

•

Mobile Traffic Leadership Continues: In December 2018, the number of average daily unique visitors who accessed the Company’s mobile websites and primary application combined reached 29 million, representing an increase of approximately 10% compared to December 2017, further solidifying the Company’s dominant position in the auto vertical sector in China.

•

Data-driven Professionally Generated Content (PGC) Aggregates Audience Focus: The Company’s automobile content platform continued to be best-in-class with the number of professional content contributors increasing 110% compared to the previous year. The high-quality content generated by the PGCs has attracted users to visit Autohome platform repeatedly.

Mr. Min Lu, Chairman of the Board and Chief Executive Officer of Autohome, stated, “As we closed out 2018, despite relatively soft macro-economic conditions in China, we continued to outperform in business operations and financial metrics. This demonstrates the successful execution of our overall strategy in transforming Autohome into a technology and data-driven automotive eco-platform, which serves as the essential foundation for driving future growth of robust traffic, a broadened and actively engaged user base and deepened partnerships with automakers and dealers, providing compelling returns on investment from our innovative marketing solutions. In addition, we have achieved solid monetization from our new initiatives in auto-financing and data products with increasing client penetration, complementing our core leading media and leads generation businesses in 2018. Looking ahead, we will continue our efforts in building the next generation auto eco-system utilizing AI, big data and cloud, in order to further reinforce our leadership, as well as to generate long-term value and growth opportunities.”

Mr. Jun Zou, Chief Financial Officer, added, “While we experienced challenges in the overall automobile sales environment in China during 2018, we delivered excellent results, generating full-year revenue growth of over 35% if excluding direct sales, and adjusted net income growth of over 40% compared to last year. This reflects the unique strength of our platform with multifaceted revenue streams, as well as our disciplined cost control with increasing operational leverage. Given the several consecutive quarters of increased revenue and profitability year-over-year, we are confident in the resiliency and high-performance of our platform and organization, which bodes well with our continued focus on business expansion, eco-system advancement, cost-containment strategies, and partnership collaboration.”

Overview of Key Financial Results for Fourth Quarter and Full Year 2018

Key Financial Results

(In RMB Millions except for per share data)	4Q2017	4Q2018	% Change	FY2017	FY2018	% Change
Net Revenues	1,603.6	2,187.8	36.4%	5,647.3	7,233.2	28.1%
Net Income attributable to Autohome Inc.	730.4	1,015.3	39.0%	2,001.6	2,871.0	43.4%
Adjusted Net Income attributable to Autohome Inc.[2] (Non-GAAP)	775.7	1,076.2	38.7%	2,184.0	3,077.9	40.9%
Diluted Earnings Per Share[3]	6.15	8.52	38.5%	16.95	24.08	42.1%

[2]

Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

[3]	Each ordinary share equals one ADS.

Unaudited Fourth Quarter 2018 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2018 were RMB2,187.8 million ($318.2 million) compared to RMB1,603.6 million in the corresponding period of 2017.

•

Media services revenues increased 20.1% to RMB1,092.6 million ($158.9 million) from RMB909.6 million in the corresponding period of 2017. The increase was mainly attributable to an expanded automaker client base as well as to an increase in average revenue per automaker advertiser as automakers continued to allocate a greater portion of their advertising budgets to Autohome, which provides an increasingly diversified and optimized portfolio of products.

•

Leads generation services revenues increased 24.2% to RMB780.9 million ($113.6 million) from RMB628.8 million in the corresponding period of 2017. The increase was primarily attributable to an 18.5% year-over-year increase in average revenue per paying dealer together with an expanded dealer client base.

•

Online marketplace and others revenues increased 381.3% to RMB314.3 million ($45.7 million) from RMB65.3 million in the corresponding period of 2017. This increase was primarily attributable to the increased contribution from the auto-financing business and data products. Online marketplace and others revenues in the fourth quarter of 2018 consisted of revenues related to the new car and used car marketplace, the auto-financing business, data products and others.

Cost of Revenues

Cost of revenues increased 7.5% to RMB250.1 million ($36.4 million) from RMB232.6 million in the corresponding period of 2017. In addition, cost of revenues included share-based compensation expenses of RMB3.6 million ($0.5 million) during the fourth quarter of 2018, compared to RMB3.8 million for the corresponding period of 2017.

Operating Expenses

Operating expenses were RMB1,134.1 million ($164.9 million) in the fourth quarter of 2018, compared to RMB827.3 million in the corresponding period of 2017. The increase was mainly due to increases in sales and marketing expenses and product development expenses as the Company continues to reinvest in future growth opportunities.

•

Sales and marketing expenses were RMB772.7 million ($112.4 million) in the fourth quarter of 2018, compared to RMB506.6 million in the corresponding period of 2017. The increase was primarily attributable to an increase in offline execution and branding expenses. Sales and marketing expenses for the fourth quarter of 2018 included share-based compensation expenses of RMB18.2 million ($2.7 million), compared to RMB17.0 million in the corresponding period of 2017.

•

General and administrative expenses were RMB65.3 million ($9.5 million) in the fourth quarter of 2018, compared to RMB54.5 million in the corresponding period of 2017. The increase was primarily attributable to an increase in salaries and benefits. General and administrative expenses for the fourth quarter of 2018 included share-based compensation expenses of RMB15.4 million ($2.2 million), compared to RMB8.7 million in the corresponding period of 2017.

•

Product development expenses were RMB296.1 million ($43.1 million) in the fourth quarter of 2018 compared to RMB266.2 million in the corresponding period of 2017. The increase was primarily attributable to an increase in salaries and benefits and increased investment in research and development activities. Product development expenses for the fourth quarter of 2018 included share-based compensation expenses of RMB22.5 million ($3.3 million), compared to RMB14.7 million in the corresponding period of 2017.

Operating Profit

Operating profit increased 50.7% to RMB899.2 million ($130.8 million) from RMB596.6 million in the corresponding period of 2017.

Income tax benefit

There was an income tax benefit of RMB21.8 million ($3.2 million) in the fourth quarter of 2018, compared to an income tax benefit of RMB68.9 million in the corresponding period of 2017. The income tax benefit was derived from Autohome’s certain subsidiaries.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 39.0% to RMB1,015.3 million ($147.7 million) from RMB730.4 million in the corresponding period of 2017. Basic and diluted earnings per share/per ADS (“EPS”) were RMB8.60 ($1.25) and RMB8.52 ($1.24), respectively, compared to basic and diluted EPS of RMB6.24 and RMB6.15, respectively, in the corresponding period of 2017.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 38.7% to RMB1,076.2 million ($156.5 million) from RMB775.7 million in the corresponding period of 2017. Non-GAAP basic and diluted EPS were RMB9.12 ($1.33) and RMB9.03 ($1.31), respectively, compared to non-GAAP basic and diluted EPS of RMB6.62 and RMB6.53, respectively, in the corresponding period of 2017.

Unaudited Full Year 2018 Financial Results

Net Revenues

Net revenues increased 28.1% to RMB7,233.2 million ($1,052.0 million) from RMB5,647.3 million in 2017. Excluding direct vehicle sales in 2017, the increase would have been 35.4%.

•

Media services revenues increased 21.3% to RMB3,508.3 million ($510.3 million) from RMB 2,892.3 million in 2017. The increase was mainly attributable to an increase in average revenue per automaker advertiser as automakers continued to allocate a greater portion of their advertising budgets to Autohome, which provided an increasingly diversified and optimized portfolio of products.

•

Leads generation services revenues increased 25.5% to RMB2,871.0 million ($417.6 million) from RMB2,288.3 million in 2017. The increase was primarily attributable to a 19.1% year-over-year increase in average revenue per paying dealer as well as an expanded dealer client base.

•

Online marketplace and others revenues increased 83.0% to RMB853.9 million ($124.2 million) from RMB466.7 million in 2017. Excluding direct vehicle sales, it would have increased 429.4% compared to 2017. This increase was primarily attributable to the increased contribution from the auto-financing business, data products and others.

Cost of Revenues

Cost of revenues decreased by 18.5% to RMB820.3 million ($119.3 million) from RMB1,006.0 million in 2017. Excluding the cost of direct vehicle sales in 2017, cost of revenues would have increased 16.1% compared to 2017. In addition, cost of revenues included share-based compensation expenses of RMB16.1 million ($2.3 million) compared to RMB15.2 million in 2017.

Operating Expenses

Operating expenses were RMB3,885.3 million ($565.1 million) compared to RMB2,808.2 million in 2017. The increase was mainly due to increases in sales and marketing expenses and product development expenses as the Company continued to reinvest in future growth opportunities.

•

Sales and marketing expenses were RMB2,435.2 million ($354.2 million) in 2018, compared to RMB1,647.5 million in 2017. The increase was primarily attributable to an increase in offline execution and branding expenses. Sales and marketing expenses for 2018 included share-based compensation expenses of RMB61.6 million ($9.0 million), compared to RMB53.1 million in 2017.

•

General and administrative expenses were RMB314.8 million ($45.8 million) in 2018, compared to RMB282.0 million in 2017. The increase was primarily attributable to an increase in salaries and benefits. General and administrative expenses for 2018 included share-based compensation expenses of RMB56.0 million ($8.1 million), compared to RMB60.0 million in 2017.

•

Product development expenses were RMB1,135.2 million ($165.1 million) in 2018, compared to RMB878.8 million in 2017. The increase was primarily attributable to an increase in salaries and benefits and increased investment in research and development activities. Product development expenses for 2018 included share-based compensation expenses of RMB68.6 million ($10.0 million), compared to RMB49.6 million in 2017.

Operating Profit

Operating profit increased 39.8% to RMB2,868.9 million ($417.3 million) from RMB2,051.8 million in 2017.

Income tax expense

Income tax expense increased 41.5% to RMB377.9 million ($55.0 million) from RMB267.1 million in 2017, primarily attributable to an increase in taxable income.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 43.4% to RMB2,871.0 million ($417.6 million) from RMB2,001.6 million in 2017. Basic and diluted earnings per share/per ADS (“EPS”) were RMB24.40 ($3.55) and RMB24.08 ($3.50), respectively, compared to basic and diluted EPS of RMB17.20 and RMB16.95, respectively, in 2017.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 40.9% to RMB3,077.9 million ($447.7 million) from RMB2,184.0 million in 2017. Non-GAAP basic and diluted EPS were RMB26.16 ($3.80) and RMB25.81 ($3.75), respectively, compared to non-GAAP basic and diluted EPS of RMB18.77 and RMB18.50, respectively, in 2017.

Balance Sheet and Cash Flow

As of December 31, 2018, the Company had cash and cash equivalents and short-term investments of RMB10.06 billion ($1,463.4 million). Net cash provided by operating activities in the year of 2018 was RMB3,111.4 million ($452.5 million), compared to RMB2,463.7 million in 2017.

Employees

The Company had 4,335 employees as of December 31, 2018.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,565.0 million ($227.6 million) to RMB1,585.0 million ($230.5 million) in the first quarter of fiscal year 2019, representing a 21.5% to 23.1% year-over-year increase. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change.

Starting on January 1, 2018, Autohome adopted a new revenue recognition accounting standard ASC 606. Under ASC 606, the most significant impact on Autohome will be the change of presentation of value-added tax from a gross basis to a net basis. The above guidance reflects revenues net of value-added tax under the new revenue recognition standard.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Tuesday, February 26, 2019 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:      +1-855-824-5644

Hong Kong:         +852-3027-6500

China Domestic:  8009-880-563

United Kingdom: 0800-026-1542

International:        +1 646-722-4977

Passcode:              14465442#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 4, 2019:

United States:    +1-646-982-0473

International:     +61-2-8325-2405

Passcode:           319313765#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Aggie Zhao

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-5730-6200

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME4

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	964,126	1,092,575	158,908	3,065,832	3,508,254	510,254
Leads generation services	717,510	780,921	113,580	2,615,998	2,870,996	417,569
Online marketplace and others	69,805	314,286	45,711	528,351	853,901	124,195

Total net revenues	1,751,441	2,187,782	318,199	6,210,181	7,233,151	1,052,018

Cost of revenues	(322,675)	(250,099)	(36,375)	(1,358,685)	(820,288)	(119,306)

Gross profit	1,428,766	1,937,683	281,824	4,851,496	6,412,863	932,712

Operating expenses:
Sales and marketing expenses	(506,572)	(772,657)	(112,378)	(1,647,519)	(2,435,236)	(354,190)
General and administrative expenses	(54,456)	(65,326)	(9,501)	(281,951)	(314,846)	(45,792)
Product development expenses	(266,223)	(296,076)	(43,062)	(878,773)	(1,135,247)	(165,115)
Total operating expenses	(827,251)	(1,134,059)	(164,941)	(2,808,243)	(3,885,329)	(565,097)

Other income, net	(4,945)	95,535	13,895	8,577	341,391	49,653
Operating profit	596,570	899,159	130,778	2,051,830	2,868,925	417,268
Interest income	67,356	104,274	15,166	220,282	358,811	52,187
Income/(loss) from equity method investments	(4,654)	(1,513)	(220)	(10,571)	24,702	3,593
Fair value change of other non-current assets	—	(11,017)	(1,602)	—	(11,017)	(1,602)

Income before income taxes	659,272	990,903	144,122	2,261,541	3,241,421	471,446

Income tax (expense)/benefit	68,904	21,771	3,166	(267,082)	(377,890)	(54,962)

Net income	728,176	1,012,674	147,288	1,994,459	2,863,531	416,484

Net loss attributable to noncontrolling interests	2,222	2,608	379	7,160	7,484	1,089
Net income attributable to Autohome Inc.	730,398	1,015,282	147,667	2,001,619	2,871,015	417,573
Earnings per share for ordinary share
Basic	6.24	8.60	1.25	17.20	24.40	3.55
Diluted	6.15	8.52	1.24	16.95	24.08	3.50

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	117,123,729	117,995,438	117,995,438	116,379,846	117,671,971	117,671,971
Diluted	118,724,735	119,156,359	119,156,359	118,058,856	119,235,379	119,235,379

[4]

The operating results for the three months and year ended December 31, 2017 have not been restated and were presented on a gross basis with the net revenues and cost of revenues including value-added tax, while those for the three months and year ended December 31, 2018 were presented on net basis, with the net revenues and cost of revenues excluding value-added tax.

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	730,398	1,015,282	147,667	2,001,619	2,871,015	417,573
Plus: income tax (benefit)/expense	(68,904)	(21,771)	(3,166)	267,082	377,890	54,962
Plus: depreciation of property and equipment	20,993	26,300	3,825	81,915	90,269	13,129
Plus: amortization of intangible assets	2,903	2,913	424	6,923	11,625	1,691

EBITDA	685,390	1,022,724	148,750	2,357,539	3,350,799	487,355

Plus: share-based compensation expenses	44,209	59,770	8,693	177,786	202,325	29,427

Adjusted EBITDA	729,599	1,082,494	157,443	2,535,325	3,553,124	516,782

Net income attributable to Autohome Inc.	730,398	1,015,282	147,667	2,001,619	2,871,015	417,573
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	166	4,556	4,556	663
Plus: share-based compensation expenses	44,209	59,770	8,693	177,786	202,325	29,427

Adjusted Net Income attributable to Autohome Inc.	775,746	1,076,191	156,526	2,183,961	3,077,896	447,663

Non-GAAP Earnings per share for ordinary shares
Basic	6.62	9.12	1.33	18.77	26.16	3.80
Diluted	6.53	9.03	1.31	18.50	25.81	3.75
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	117,123,729	117,995,438	117,995,438	116,379,846	117,671,971	117,671,971
Diluted	118,724,735	119,156,359	119,156,359	118,058,856	119,235,379	119,235,379

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	911,588	211,970	30,830
Short-term investments	7,242,636	9,849,488	1,432,549
Accounts and notes receivable, net	1,893,737	2,795,835	406,637
Amounts due from related parties, current	24,502	34,047	4,952
Prepaid expenses and other current assets	186,123	249,977	36,358

Total current assets	10,258,586	13,141,317	1,911,326

Non-current assets
Restricted cash, non-current	—	5,000	727
Property and equipment, net	130,322	170,198	24,754
Goodwill and intangible assets, net	1,555,201	1,543,682	224,519
Long-term investments	147,929	70,979	10,323
Deferred tax assets	174,620	90,179	13,116
Other non-current assets	28,317	734,846	106,879

Total non-current assets	2,036,389	2,614,884	380,318

Total assets	12,294,975	15,756,201	2,291,644

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	1,658,934	2,439,948	354,875
Advance from customers	70,454	75,017	10,911
Deferred revenue	1,409,485	1,510,726	219,726
Income tax payable	144,379	119,210	17,338
Amounts due to related parties	10,285	19,868	2,890
Dividends payable	595,779	—	—

Total current liabilities	3,889,316	4,164,769	605,740

Non-current liabilities
Other liabilities	32,122	24,068	3,501
Deferred tax liabilities	438,251	455,921	66,311

Total non-current liabilities	470,373	479,989	69,812

Total liabilities	4,359,689	4,644,758	675,552

Equity
Total Autohome Inc. Shareholders’ equity	7,951,637	11,135,278	1,619,559
Noncontrolling interests	(16,351)	(23,835)	(3,467)

Total equity	7,935,286	11,111,443	1,616,092

Total liabilities and equity	12,294,975	15,756,201	2,291,644